Exhibit 2.2

AMENDMENT AND CONSENT

This Amendment and Consent (this “Amendment”) is made and entered into as of October 6, 2021, by and among Meredith Corporation, an Iowa corporation (the “Company”), Meredith Holdings Corporation, an Iowa corporation and a wholly owned subsidiary of the Company (“SpinCo”), Gray Television, Inc., a Georgia corporation (“Parent”), Gray Hawkeye Stations, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and About, Inc., a Delaware corporation and wholly owned subsidiary of IAC (as defined below) (“Digital”). Each of the Company, SpinCo, Parent, Merger Sub, and Digital is sometimes referred to herein as a “Party” and, collectively, as the “Parties.”

RECITALS

A. Certain of the Parties entered into that certain (i) Agreement and Plan of Merger, dated as of May 3, 2021, as amended by Amendment No. 1 dated as of June 2, 2021 (the “Merger Agreement”), (ii) Separation and Distribution Agreement, dated as of May 3, 2021, as amended by Amendment No. 1 dated as of May 18, 2021 and Amendment No. 2 dated as of June 2, 2021 (the “SDA”), (iii) Employee Matters Agreement, dated as of May 3, 2021 (the “EMA”), (iv) Transition Services Agreement, dated as of May 3, 2021 (the “TSA”), and (v) Tax Matters Agreement, dated as of May 3, 2021 (the “TMA” and, collectively with the Merger Agreement, the SDA, the TSA, and the EMA, the “Gray Agreements”).

B. The Company, SpinCo, Digital, and IAC/INTERACTIVECORP, a Delaware corporation (“IAC”), desire to enter into that certain Agreement and Plan of Merger of even date herewith (the “Match Merger Agreement”), in the form attached hereto as Exhibit A.

C. The Gray Agreements may be amended by written agreement of Parent, Merger Sub, the Company and SpinCo as set forth therein.

D. The Parties desire to enter into this Amendment relating to, and pursuant to each of, the Gray Agreements to which they are party, and to amend the Gray Agreements and enter into the additional agreements set forth herein, in order to reflect certain agreements reached among the Parties.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and as a material inducement to Parent and Merger Sub executing and delivering this Amendment, and intending to be legally bound hereby, the Parties agree as follows:

Section 1. Interpretation. This Amendment is delivered pursuant to the Gray Agreements. Except as otherwise provided herein, capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Gray Agreements, as applicable.

Section 2. Match Transaction Consent. Parent, Merger Sub, the Company, and SpinCo acknowledge and agree that the merger contemplated by the Match Merger Agreement (the “Match Merger”) would be prohibited under the Merger Agreement without the prior written consent of Parent and Merger Sub set forth in this Section 2. Subject to the terms and conditions set forth in this Amendment, Parent and Merger Sub consent, for all purposes under the Gray Agreements, to: (a) the Company and SpinCo entering into the Match Merger Agreement with Digital and IAC; and (b) the performance by the Company and SpinCo (and the SpinCo Entities (as defined in the Match Merger Agreement)) of their obligations under the Match Merger Agreement and the completion of the transactions contemplated by the Match Merger Agreement, so long as the Match Merger does not occur prior to the first to occur of (i) closing of the transactions contemplated by Merger Agreement (including, for the avoidance of doubt, both the Distribution and the Merger); and (ii) termination of the Merger Agreement in accordance with its terms.

Section 3. Obligations under Gray Agreements; Guarantee. Notwithstanding anything to the contrary contained in the Gray Agreements or the Match Merger Agreement, the Parties agree as follows:

(A) Gray Agreements. The Parties acknowledge that, except as expressly provided in this Amendment, (i) the Merger Agreement and Spin-Off Agreements remain in full force and effect in accordance with their terms, (ii) entry by the Company into the Match Merger Agreement shall not affect the rights of Parent and Merger Sub or obligations of the Company under the Merger Agreement or the Spin-Off Agreements, and (iii) nothing in the Match Merger Agreement shall excuse the Company’s or SpinCo’s performance of any of their respective obligations under the Merger Agreement or the Spin-Off Agreements.

(B) Digital Guarantee. Subject to, and conditioned on, consummation of the Match Merger :

a. Digital hereby irrevocably and unconditionally guarantees to Parent, RemainCo and the RemainCo Subsidiaries the full and timely performance, satisfaction and payment of SpinCo’s obligations and payment of Liabilities (as defined in the SDA) to Parent, Merger Sub, RemainCo and the RemainCo Subsidiaries pursuant to the terms of the Spin-Off Agreements, whether such obligations have not been performed as of the effective time of the Distribution or such obligations arise after the effective time of the Distribution (the “Guaranteed Obligations”). If, for any reason whatsoever, SpinCo shall fail or be unable to make full and timely payment as set forth in the Spin-Off Agreements or perform any of its obligations and pay any Liabilities under the Spin-Off Agreements, such payment, or obligations shall be due and payable for the purposes hereof and Digital will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, such Guaranteed Obligations. The foregoing obligation of Digital constitutes a continuing guarantee of payment and performance (and not merely of collection), and is and shall be absolute and unconditional under any and all circumstances, including circumstances which might otherwise constitute a legal or equitable discharge of a guarantor and including any amendment, extension, modification or waiver of any of the Guaranteed Obligations, or any insolvency, bankruptcy, liquidation or dissolution of SpinCo or any assignment thereby. Without limiting the generality of the foregoing, Digital agrees that its obligations under this Section 3(B)(a) are independent from those of SpinCo and its liability shall extend to Guaranteed Obligations, irrespective of whether any action is brought against SpinCo or whether SpinCo is joined in any such action or actions. To the fullest extent permitted by applicable law, Digital hereby expressly and irrevocably waives any and all rights and defenses arising by reason of any law that would otherwise require any election of remedies by the Company, RemainCo, the RemainCo Subsidiaries, Parent, or Merger Sub in connection with Digital’s guarantee Under this Section 3(B)(a) (provided, that nothing set forth in this Section 3(B)(a) shall constitute a waiver of any rights or defenses of Parent, Merger Sub, the Company, SpinCo, RemainCo or the RemainCo Subsidiaries under the Gray Agreements).

b. Digital hereby represents and warrants to Parent, Merger Sub, the Company, RemainCo, and the RemainCo Subsidiaries as of the date hereof and as of the Distribution as follows: (i) Digital is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; (ii) the execution and delivery of this Amendment by Digital and the performance of its obligations hereunder has been duly authorized by all necessary corporate action on the part of Digital; (iii) no other corporate proceeding on the part of Digital is necessary to authorize the execution and delivery of this Amendment and the performance by Digital of its obligations hereunder; and (iv) this Amendment, assuming due authorization, execution and delivery by the other Parties hereto, constitutes a valid and binding obligation of Digital, enforceable against Digital in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including those limiting specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

c. Neither this Agreement nor any of Digital’s obligations hereunder shall be assigned (other than by operation of law) by Digital in whole or in part without the prior written consent of Parent and Merger Sub, such consent not to be unreasonably withheld or delayed, and any such assignment without such consent shall be null and void.

(C) Digital Indemnification. From and after the Match Merger, subject to Sections 5.4 through 5.7 of the SDA (which are incorporated herein by reference mutatis mutandis) as applicable to SpinCo Liabilities, Digital shall indemnify, defend and hold harmless the RemainCo Indemnified Parties (as defined in the SDA) from and against any and all Liabilities directly or indirectly suffered or incurred by the Gray Indemnitees relating to, arising out or resulting from, directly or indirectly, the SpinCo Liabilities (as such term is amended, modified or supplemented by this Amendment), regardless of when such SpinCo Liabilities were incurred.

(D) Digital and SpinCo Release. From and after the Match Merger, each of Digital and SpinCo (on behalf of itself and each of the SpinCo Subsidiaries), does hereby, for itself and its Subsidiaries, and their respective successors and assigns (the “Releasing Parties”), release and forever discharge the Parent, Merger Sub, RemainCo, the RemainCo Subsidiaries and their respective Affiliates and Subsidiaries, and successors and assigns, and all persons who at any time are, have been or will be shareholders, members, managers, equityholders, directors, officers, agents, advisors, representatives or employees of any member of the foregoing (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns (the “Released Parties”), from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or prior to the Match Merger in connection with the Match Merger Agreement (in each case, solely to the extent related to the Match Merger) and the Match Merger, other than with respect to any claim to the extent arising from or based on any action or failure to act by, or inducement on the part of, any Released Party other than the Company and the RemainCo Subsidiaries (“Excluded Claims”). For the avoidance of doubt, nothing in this paragraph shall release any party from its obligations under any other agreement, including any other Gray Agreement and this Agreement.

Section 4. Modifications to Gray Agreements. Notwithstanding anything to the contrary contained in the Gray Agreements, Parent, Merger Sub, the Company, and SpinCo hereby agree that the Gray Agreements shall be amended, modified, and supplemented as follows:

(A) SpinCo Cash Payment. If and to the extent the full SpinCo Cash Payment is actually made to the Company at the time and in the amount provided by the SDA, and, at the Company’s election, it is funded in full with funds from Digital (either directly or indirectly on Digital’s behalf) rather than borrowings pursuant to the SpinCo Financing, the Parties acknowledge that the Company’s and SpinCo’s covenants under the Merger Agreement and the SDA with respect to the SpinCo Financing and the SpinCo Cash Payment shall be deemed satisfied and the closing conditions under the Merger Agreement and the SDA with respect to the completion of the SpinCo Financing and the SpinCo Cash Payment shall be deemed satisfied in the event that the SpinCo Cash Payment is made in full pursuant to and in accordance with the terms and conditions of the Gray Agreements (as amended, modified, and supplemented by this Amendment); provided, however, that, except as specifically provided in this sentence, nothing contained herein shall limit the obligations of the Company, SpinCo, or their respective Subsidiaries to comply with their covenants and agreements under the Gray Agreements with respect to the SpinCo Financing and the SpinCo Cash Payment prior to the Closing or, if the SpinCo Cash Payment is not funded in full with funds from Digital (either directly or indirectly on Digital’s behalf), their covenants and agreements under the Gray Agreements with respect to the SpinCo Financing and SpinCo Cash Payment at Closing.

(B) Opening SpinCo Stock Price. In the event the SpinCo Common Stock does not have a “when-issued” trading price on the last trading day immediately preceding the Time of Distribution, the definition of “Opening SpinCo Stock Price” under the EMA shall be amended (automatically pursuant to this Amendment, with no need for any further action by any Party) so that it shall equal the per share Merger Consideration under the Match Merger Agreement.

(C) Contribution Agreements. Subject to the terms and conditions set forth in this Amendment Parent and Merger Sub consent, for all purposes under the Gray Agreements, to: (a) the Company, SpinCo and certain of their subsidiaries entering into that certain Contribution Agreement dated as of October 5, 2021 (the “Contribution Agreement”); (b) the Company, SpinCo and certain of their subsidiaries entering into that certain Contribution Agreement dated as of October 5, 2021 (the “Second Contribution Agreement”); (c) the terms of the Contribution Agreement and Second Contribution Agreement, and (d) the performance by the Company and SpinCo (and the SpinCo Entities (as defined in the Match Merger Agreement)) of their obligations under the Contribution Agreement, the Second Contribution Agreement and the completion of the transactions contemplated thereby (including the transactions involving the promissory note referenced in the Contribution Agreement). The Parties agree that Exhibit B hereto replaces in its entirety the plan of separation set forth on Schedule 2.1(a) of the SDA. Subject to Section 4(A), the entry into, or consummation of the transactions contemplated by, the Contribution Agreement and the Second Contribution Agreement, and Parent and Merger Sub’s consent set forth in this Amendment, shall not affect the rights or obligations of the Parties under the Gray Agreements, as amended, modified, and supplemented by this Amendment, except as specifically set forth herein.

(D) Cash Flow Ticking Fee. The Company, SpinCo, Parent and Merger Sub agree that, if Closing under the Merger Agreement occurs but does not occur on or before December 1, 2021 then, for each day after December 1, 2021 through the date that the Closing under the Merger Agreement actually occurs, the Target Net Debt Amount (as defined in the SDA) shall be decreased by $725,000.00 per day. The Target Net Debt Amount shall not be decreased pursuant to the previous sentence for any day on which the Closing does not occur as a result of a material breach of the Merger Agreement by Parent or Merger Sub.

(E) Adjustment to Target Net Debt Amount. The Company, SpinCo, Parent and Merger Sub agree that the Target Net Debt Amount (as defined in the SDA) shall be decreased by $30,000,000; provided that if the Company provides the financial statements comprising the RemainCo Required Financial Information that is described in Section 4(H) and Schedule 1 attached hereto on or before the deadlines set forth in Section 4(H), then the Target Net Debt Amount shall instead be decreased by $25,000,000.

(F) SpinCo Financing. Attached hereto as Exhibit C is a true, complete and correct copy of a fully executed unredacted debt commitment letter, together with any related fee letters (with only the fee amount, economic flex and certain other economic terms, syndication levels redacted in a customary manner (none of which could reasonably be expected to adversely affect conditionality, enforceability or termination provisions of the debt commitment letter or reduce the aggregate principal amount of the SpinCo Debt Financing)) dated as of the date of this Amendment, by and among the SpinCo Lenders named therein and Company providing for debt financing as described therein (such commitment letter and fee letters, including all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with Section 7.12(a) of the Merger Agreement is referred to herein as the “New Commitment Letter”). The Company hereby makes the representations and warranties in Section 3.23 of the Merger Agreement with respect to the New Commitment Letter, mutatis mutandis. The terms of the New Commitment Letter do not result in any of the effects described in clauses (A), (B) or (C) of the second sentence of Section 7.12(b) of the Merger Agreement. Subject to the terms and conditions of this Amendment, Parent and Merger Sub consent to replacement of the SpinCo Financing Commitment Letter (which has been terminated concurrently with execution of the New Commitment Letter) with the New Commitment Letter and the Parties agree that the New Commitment Letter shall hereafter be the “SpinCo Financing Commitment Letter” pursuant to the Merger Agreement.

(G) Delivery Requirements Under the SpinCo Financing Commitment Letter.

a. No later than three (3) Business Days prior to the Closing Date under the Merger Agreement, the Company and SpinCo shall provide Parent with evidence that Loan Documents (as defined in the New Commitment Letter) consistent with the Term Sheets (as defined in the New Commitment Letter) and the New Commitment Letter (including, without limitation, the Guarantees and Collateral (as defined in the New Commitment Letter) to the extent required by the New Commitment Letter and Term Sheets (as defined in the New Commitment Letter)) are in execution form.

b. If the Syndication Commencement Date (as defined in the fee letter which forms a part of the SpinCo Financing Commitment Letter as amended, modified, or supplemented by the New Commitment Letter) shall have occurred, the Company and SpinCo shall provide all of the financial information required to be delivered under Items 5 and 6 of Exhibit C of the New Commitment Letter on or before the later to occur of (x) November 4, 2021 and (y) the date of the occurrence of the Syndication Commencement Date. In addition, without the prior written consent of Parent, IAC, neither Company nor SpinCo shall agree to the occurrence of the Syndication Commencement Date pursuant to clause (i) of the definition thereof.

(H) Financial Statements Delivery. Without limiting Parent’s and Merger Sub’s rights under the Merger Agreement as in effect prior to the date hereof, with respect to all information that comprises “RemainCo Required Financial Information” (as defined in the Merger Agreement) for each of the interim periods ending on or prior to September 30, 2021 (and in satisfaction of the requirement to deliver the financial information for any such periods set forth in the Merger Agreement), the Company and SpinCo shall provide the financial information set forth on Schedule 1 hereto on or before November 4, 2021. All other obligations under Section 7.11 of the Merger Agreement remain in full force and effect as set forth therein.

(I) Employee Matters Agreement and Employees. The Company, SpinCo, Parent and Merger Sub agree to the matters set forth on Schedule 2 attached hereto.

Section 5. Other Agreements. Notwithstanding anything to the contrary contained in the Gray Agreements or the Match Merger Agreement, the Company, SpinCo, Parent and Merger Sub hereby agree as set forth on Schedule 3.

Section 6. Miscellaneous. Except to the extent specifically modified herein or supplemented or otherwise modified hereby, the Gray Agreements remain unchanged and in full force and effect (including Article X of the Merger Agreement which is incorporated herein by reference, mutatis mutandis, excluding Section 10.8(a) of the Merger Agreement); it being understood and agreed that, except as expressly set forth in this Agreement, all RemainCo Liabilities set forth in the Gray Agreements shall remain Liabilities of RemainCo as contemplated by the Gray Agreements and all SpinCo Liabilities set forth in the Gray Agreements shall remain Liabilities of SpinCo as contemplated by the Gray Agreements. The Gray Agreements (including the documents and the instruments referred to therein), as modified by this Amendment, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the Parties that are party thereto, and supersede all prior agreements and understandings, both written and oral, among the Parties, with respect to the subject matter of the Gray Agreements, the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement. From and after the date of this Amendment, each reference in any of the Gray Agreements to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import, and all references to any of the Gray Agreements in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than this Amendment or as otherwise expressly provided) among all or certain of the Parties will be deemed to mean the applicable Gray Agreement, as modified by this Amendment, whether or not this Amendment is expressly referenced. Sections 4(F), 4(G) and 4(H) of, and Item 3 of Schedule 2 to, this Amendment shall not survive the Effective Time. This Amendment may not be amended, modified, supplemented or modified without the prior written Consent of all of the Parties hereto. This Amendment may not be assigned or transferred (other than by operation of law) by any Party without the prior written consent of all of the Parties hereto.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the Company, SpinCo, Parent, Merger Sub, and Digital have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEREDITH CORPORATION

By:	/s/ Jason Frierott
Name:	Jason Frierott
Title:	Chief Financial Officer

MEREDITH HOLDINGS CORPORATION

By:	/s/ Jason Frierott
Name:	Jason Frierott
Title:	Vice President, Secretary and Treasurer

GRAY TELEVISION, INC.

By:	/s/ Kevin P. Latek
Name:	Kevin P. Latek
Title:	Executive Vice President

GRAY HAWKEYE STATIONS, INC.

By:	/s/ Kevin P. Latek
Name:	Kevin P. Latek
Title:	Executive Vice President

ABOUT, INC.

By:	/s/ Kendall Handler
Name:	Kendall Handler
Title:	Vice President and Secretary

Signature Page to Consent Relating to the Gray Agreements